UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the month of July 2011
Commission File Number 001 — 33175

Sterlite Industries (India) Limited
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Republic of India
(Jurisdiction of incorporation or organization)
SIPCOT Industrial Complex
Madurai Bypass Road
T.V. Puram P.O.
Tuticorin — 628002, Tamil Nadu, India
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark is the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

1

SIGNATURE
EXHIBIT INDEX
EX-99.1 Notice in relation to the appointment of an additional Director of Sterlite Industries (India) Limited dated July 23, 2011
EX-99.2 Notice in relation to the outcome of the 36th annual general meeting of Sterlite Industries (India) Limited dated July 23, 2011

Sterlite Industries (India) Ltd
Other Events
1.	On July 23, 2011, Sterlite Industries (India) Limited (the “Company”) notified The Bombay Stock Exchange Limited, National Stock Exchange of India Limited and the New York Stock Exchange that the Board of Directors of the Company have appointed Mr. A.R. Narayanaswamy as an additional Director of the Company and as a member of the Audit Committee. Mr. Narayanaswamy will be a Non-executive and Independent Director.

The brief biography of Mr. Narayanaswamy is set out below.

Mr. A. R. Narayanaswamy is a member of The Institute of Chartered Accountants of India and has vast experience in the industry. He is also on the Board of Hindustan Zinc Limited, Sterlite Technologies Limited, IBIS Softec Solutions (P) Ltd, IBIS Logistics (P) Ltd and IBIS Systems & Solutions (P) Ltd.

Mr. Narayanaswamy was elected as chairman of the Audit Committee at the Company’s Audit Committee meeting held on July 25, 2011. Mr. Gautam Bhailal Doshi was previously the chairman of the Audit Committee and he remains a member of the Audit Committee. The other members of the Audit Committee are Mr. Berjis Minoo Desai and Mr. Sandeep H. Junnarkar.
Copies of the notices dated July 25, 2011 are attached hereto as Exhibit 99.1 and are incorporated herein by reference.

2.	On July 23, 2011, the Company notified The Bombay Stock Exchange Limited, National Stock Exchange of India Limited and the New York Stock Exchange that its 36th Annual General Meeting of shareholders (“AGM”) was held earlier that day and the shareholders of the Company approved and adopted each of the resolutions contained in the Company’s Notice of the AGM dated April 25, 2011 (the “Notice”), which are set out below.
1.	Adoption of the Audited Accounts for the year ended March 31, 2011 and the Report of the Directors and Auditors thereon.

2.	Approval of payment of Dividend @Rs.1.10 per share on Equity Shares of Re.1/- each for the year ended March 31, 2011.

3.	Re-appointment of Mr. Sandeep Junnarkar as a Director who is retiring by rotation.

4.	Appointment of M/s Chaturvedi & Shah and M/s Deloitte Haskin & Sells, Chartered Accountants as Auditors of the Company to hold office up to the conclusion of the next Annual General Meeting.

5.	Re-appointment of Mr. Din Dayal Jalan as Whole Time Director of the Company from December 24, 2010 to December 23, 2012 on terms and conditions including remuneration as mentioned in the Notice.

6.	To vary and / or revise the utilization of the proceeds of the Right Issue of Equity Shares pursuant to the Letter of Offer dated July 28, 2004.
Copies of the notices dated July 23, 2011 are attached hereto as Exhibit 99.2 and are incorporated herein by reference.
Exhibits

Ex-99.1	Notice in relation to the appointment of an additional Director of Sterlite Industries (India) Limited dated July 23, 2011.

Ex-99.2	Notice in relation to the outcome of the 36th annual general meeting of Sterlite Industries (India) Limited dated July 23, 2011.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date: July 26, 2011
STERLITE INDUSTRIES (INDIA) LIMITED
	By:	/s/ Din Dayal Jalan
	Name:	Din Dayal Jalan
	Title:	Chief Financial Officer

Sterlite Industries (India) Ltd
EXHIBIT INDEX

Ex-99.1	Notice in relation to the appoinment of an additional Director of Sterlite Industries (India) Limited dated July 23, 2011.

Ex-99.2	Notice in relation to the outcome of the 36th annual general meeting of Sterlite Industries (India) Limited dated July 23, 2011.